Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	June 30, 2015	December 31, 2014

ASSETS
Current assets
Cash	$274	$1,142
Trade and other receivables	144,032	203,259
Crude oil inventory	452	262
Financial derivatives	55,684	220,146
	200,442	424,809
Non-current assets
Financial derivatives	6,893	498
Exploration and evaluation assets (note 4)	571,621	542,040
Oil and gas properties (note 5)	5,119,167	4,983,916
Other plant and equipment	27,787	34,268
Goodwill (note 6)	263,507	245,065
	$6,189,417	$6,230,596

LIABILITIES
Current liabilities
Trade and other payables	$261,382	$398,261
Dividends payable to shareholders	20,619	16,811
Financial derivatives	26,683	54,839
	308,684	469,911
Non-current liabilities
Bank loan (note 7)	188,038	663,312
Long-term debt (note 8)	1,472,666	1,399,032
Asset retirement obligations (note 9)	283,550	286,032
Deferred income tax liability	890,854	905,532
	3,143,792	3,723,819

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 10)	4,234,873	3,580,825
Contributed surplus	31,908	31,067
Accumulated other comprehensive income	398,828	199,575
Deficit	(1,619,984)	(1,304,690)
	3,045,625	2,506,777
	$6,189,417	$6,230,596

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

Revenues, net of royalties (note 14)	$267,546	$364,122	$496,454	$675,051

Expenses
Production and operating	82,080	76,496	169,835	145,331
Transportation and blending	23,390	38,584	49,012	83,487
Exploration and evaluation (note 4)	2,195	3,898	4,546	14,508
Depletion and depreciation	161,476	99,591	335,603	188,184
General and administrative	15,557	14,309	32,612	26,208
Acquisition-related costs	—	36,973	—	36,973
Share-based compensation (note 11)	8,229	8,232	16,233	16,087
Financing costs (note 15)	26,772	17,597	56,182	30,186
Financial derivatives loss (gain) (note 17)	1,667	49,123	(11,995)	42,045
Foreign exchange loss (gain) (note 16)	(13,975)	(18,455)	83,080	(13,937)
Divestiture of oil and gas properties (gain) loss	(24)	(18,741)	1,830	(18,741)
	307,367	307,607	736,938	550,331
Net income (loss) before income taxes	(39,821)	56,515	(240,484)	124,720
Income tax (recovery) expense (note 13)
Current income tax (recovery) expense	(553)	—	16,382	—
Deferred income tax (recovery) expense	(12,313)	19,716	(53,995)	40,080
	(12,866)	19,716	(37,613)	40,080
Net income (loss) attributable to shareholders	$(26,955)	$36,799	$(202,871)	$84,640
Other comprehensive income
Foreign currency translation adjustment	(41,665)	(57,332)	199,253	(47,125)
Comprehensive income (loss)	$(68,620)	$(20,533)	$(3,618)	$37,515

Net income (loss) per common share (note 12)
Basic	$(0.13)	$0.27	$(1.08)	$0.65
Diluted	$(0.13)	$0.27	$(1.08)	$0.64

Weighted average common shares (note 12)
Basic	205,896	135,620	187,106	130,806
Diluted	205,896	137,158	187,106	132,332

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485
Dividends to shareholders	—	—	—	(178,724)	(178,724)
Exercise of share rights	10,348	(5,626)	—	—	4,722
Vesting of share awards	16,932	(16,932)	—	—	—
Share-based compensation	—	16,087	—	—	16,087
Issued for cash	1,495,044	—	—	—	1,495,044
Issuance costs, net of tax	(78,468)	—	—	—	(78,468)
Issued pursuant to dividend reinvestment plan	38,970	—	—	—	38,970
Comprehensive income for the period	—	—	(47,125)	84,640	37,515
Balance at June 30, 2014	$3,487,029	$46,610	$(45,641)	$(870,367)	$2,617,631
Balance at December 31, 2014	3,580,825	31,067	199,575	(1,304,690)	2,506,777
Dividends to shareholders	—	—	—	(112,423)	(112,423)
Vesting of share awards	15,392	(15,392)	—	—	—
Share-based compensation	—	16,233	—	—	16,233
Issued for cash	632,494	—	—	—	632,494
Issuance costs, net of tax	(19,301)	—	—	—	(19,301)
Issued pursuant to dividend reinvestment plan	25,463	—	—	—	25,463
Comprehensive income (loss) for the period	—	—	199,253	(202,871)	(3,618)
Balance at June 30, 2015	$4,234,873	$31,908	$398,828	$(1,619,984)	$3,045,625

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(26,955)	$36,799	$(202,871)	$84,640
Adjustments for:
Share-based compensation (note 11)	8,229	8,232	16,233	16,087
Unrealized foreign exchange (gain) loss (note 16)	(18,349)	(21,379)	82,967	(14,923)
Exploration and evaluation	2,195	3,898	4,546	14,508
Depletion and depreciation	161,476	99,591	335,603	188,184
Unrealized financial derivatives loss (note 17)	41,739	35,326	129,911	22,501
Divestitures of oil and gas properties (gain) loss	(24)	(18,741)	1,830	(18,741)
Deferred income tax (recovery) expense	(12,313)	19,716	(53,995)	40,080
Financing costs (note 15)	26,772	17,597	56,182	30,186
Change in non-cash working capital	(13,002)	(25,960)	13,298	(81,938)
Asset retirement obligations settled (note 9)	(3,160)	(2,992)	(7,606)	(6,888)
	166,608	152,087	376,098	273,696

Financing activities
Payment of dividends	(43,136)	(67,251)	(83,151)	(127,637)
Increase (decrease) in secured bank loan	—	(300,564)	—	(223,371)
(Decrease) Increase in unsecured bank loan	(581,653)	805,258	(482,582)	805,258
Net proceeds from issuance of long-term debt	—	849,944	—	894,944
Redemption of long-term debt	—	(793,099)	(10,372)	(793,099)
Issuance of common shares related to share rights (note 10)	—	2,388	—	4,722
Issuance of common shares, net of issue costs (note 10)	606,095	1,401,317	606,095	1,401,317
Interest paid	(28,760)	(12,149)	(50,350)	(29,460)
	(47,454)	1,885,844	(20,360)	1,932,674

Investing activities
Additions to exploration and evaluation assets (note 4)	(1,655)	(1,828)	(3,698)	(9,148)
Additions to oil and gas properties (note 5)	(104,355)	(147,088)	(249,741)	(312,193)
Property acquisitions, net of divestitures	(1,170)	(9,106)	(2,720)	(9,779)
Corporate acquisition	—	(1,866,307)	—	(1,866,307)
Current income tax expense on divestiture	—	—	(8,181)	—
Additions to other plant and equipment, net of disposals	336	(4,104)	4,706	(4,861)
Change in non-cash working capital	(16,848)	6,677	(97,807)	40,208
	(123,692)	(2,021,756)	(357,441)	(2,162,080)
Impact of foreign currency translation on cash balances	(150)	(363)	835	494
Change in cash	(4,688)	15,812	(868)	44,784
Cash, beginning of period	4,962	2,340	1,142	18,368
Cash, end of period	$274	$18,152	$274	$63,152

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at June 30, 2015 and December 31, 2014 and for the three and six months ended June 30, 2015 and 2014
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2014. The Company's accounting policies are unchanged compared to December 31, 2014. The use of estimates and judgments is also consistent with the December 31, 2014 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on July 29, 2015.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation.

3. SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•
U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the state of Texas, USA and, for the comparative period, the state of North Dakota, USA. The Texas assets were acquired on June 11, 2014. The North Dakota assets were sold on September 24, 2014.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2015	2014	2015	2014	2015	2014	2015	2014

Revenues, net of royalties	$149,188	$310,804	$118,358	$53,318	$—	$—	$267,546	$364,122

Expenses
Production and operating	55,341	68,623	26,739	7,873	—	—	82,080	76,496
Transportation and blending	23,390	38,584	—	—	—	—	23,390	38,584
Exploration and evaluation	2,195	1,008	—	2,890	—	—	2,195	3,898
Depletion and depreciation	67,711	77,011	92,820	21,856	945	724	161,476	99,591
General and administrative	—	—	—	—	15,557	14,309	15,557	14,309
Acquisition-related costs	—	—	—	—	—	36,973	—	36,973
Share-based compensation	—	—	—	—	8,229	8,232	8,229	8,232
Financing costs	—	—	—	—	26,772	17,597	26,772	17,597
Financial derivatives loss	—	—	—	—	1,667	49,123	1,667	49,123
Foreign exchange (gain)	—	—	—	—	(13,975)	(18,455)	(13,975)	(18,455)
Divestiture of oil and gas properties (gain)	—	—	(24)	—	—	(18,741)	(24)	(18,741)
	148,637	185,226	119,535	32,619	39,195	89,762	307,367	307,607
Net income (loss) before income taxes	551	125,578	(1,177)	20,699	(39,195)	(89,762)	(39,821)	56,515
Income tax expense
Current income tax (recovery) expense	(2,410)	—	1,857	—	—	—	(553)	—
Deferred income tax (recovery) expense	28,676	36,061	(18,261)	6,441	(22,728)	(22,786)	(12,313)	19,716
	26,266	36,061	(16,404)	6,441	(22,728)	(22,786)	(12,866)	19,716
Net income (loss)	$(25,715)	$89,517	$15,227	$14,258	$(16,467)	$(66,976)	$(26,955)	$36,799
Total oil and natural gas capital expenditures(1)	$9,100	$106,542	$98,080	$2,963,219	$—	$—	$107,180	$3,069,761
(1) Includes acquisitions and divestitures.

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2015	2014	2015	2014	2015	2014	2015	2014

Revenues, net of royalties	$270,413	$604,770	$226,041	$70,281	$—	$—	$496,454	$675,051

Expenses
Production and operating	115,915	132,556	53,920	12,775	—	—	169,835	145,331
Transportation and blending	49,012	83,487	—	—	—	—	49,012	83,487
Exploration and evaluation	4,546	8,073	—	6,435	—	—	4,546	14,508
Depletion and depreciation	142,828	158,457	191,204	28,466	1,571	1,261	335,603	188,184
General and administrative	—	—	—	—	32,612	26,208	32,612	26,208
Acquisition-related costs	—		—		—	36,973	—	36,973
Share-based compensation	—	—	—	—	16,233	16,087	16,233	16,087
Financing costs	—	—	—	—	56,182	30,186	56,182	30,186
Financial derivatives (gain) loss	—	—	—	—	(11,995)	42,045	(11,995)	42,045
Foreign exchange (gain) loss	—	—	—	—	83,080	(13,937)	83,080	(13,937)
Divestiture of oil and gas properties loss (gain)	2,074	—	(244)	—	—	(18,741)	1,830	(18,741)
	314,375	382,573	244,880	47,676	177,683	120,082	736,938	550,331
Net income (loss) before income taxes	(43,962)	222,197	(18,839)	22,605	(177,683)	(120,082)	(240,484)	124,720
Income tax expense
Current income tax expense	14,525	—	1,857	—	—	—	16,382	—
Deferred income tax (recovery) expense	(96,799)	486	(18,261)	6,471	61,065	33,123	(53,995)	40,080
	(82,274)	486	(16,404)	6,471	61,065	33,123	(37,613)	40,080
Net income (loss)	$38,312	$221,711	$(2,435)	$16,134	$(238,748)	$(153,205)	$(202,871)	$84,640
Total oil and natural gas capital expenditures(1)	$31,783	$261,111	$224,376	$2,981,748	$—	$—	$256,159	$3,242,859
(1) Includes acquisitions and divestitures.

As at	June 30, 2015	December 31, 2014
Canadian assets	$2,253,045	$2,398,241
U.S. assets	3,861,379	3,598,192
Corporate assets	74,993	234,163
Total consolidated assets	$6,189,417	$6,230,596

4.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2013	$162,987
Capital expenditures	15,824
Corporate acquisition	391,127
Property acquisition	12,489
Exploration and evaluation expense	(17,743)
Transfer to oil and gas properties	(10,443)
Divestitures	(40,306)
Foreign currency translation	28,105
As at December 31, 2014	$542,040
Capital expenditures	3,712
Exploration and evaluation expense	(4,546)
Transfer to oil and gas properties	(1,006)
Foreign currency translation	31,421
As at June 30, 2015	$571,621

5.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2013	$3,223,768
Capital expenditures	750,247
Corporate acquisition	2,520,612
Property acquisitions	85,600
Transferred from exploration and evaluation assets	10,443
Change in asset retirement obligations	69,844
Divestitures	(426,477)
Foreign currency translation	197,723
As at December 31, 2014	6,431,760
Capital expenditures	249,741
Property acquisitions	2,216
Transferred from exploration and evaluation assets	1,006
Change in asset retirement obligations	489
Divestitures	(1,339)
Foreign currency translation	232,919
As at June 30, 2015	$6,916,792

Accumulated depletion
As at December 31, 2013	$1,000,982
Depletion for the period	532,825
Divestitures	(96,916)
Foreign currency translation	10,953
As at December 31, 2014	$1,447,844
Depletion for the period	333,749
Foreign currency translation	16,032
As at June 30, 2015	$1,797,625

Carrying value
As at December 31, 2014	$4,983,916
As at June 30, 2015	$5,119,167

6.	GOODWILL

As at December 31, 2013	$37,755
Acquired goodwill	615,338
Impairment	(449,590)
Foreign currency translation	41,562
As at December 31, 2014	$245,065
Foreign currency translation	18,442
As at June 30, 2015	$263,507

7.	BANK LOAN

	June 30, 2015	December 31, 2014
Bank loan	$188,038	$663,312

Baytex has established revolving extendible unsecured credit facilities with its bank lending syndicate that include a $50 million operating loan, a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for its wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities"). On May 25, 2015, Baytex reached an agreement with its lending syndicate to extend the revolving period under the Revolving Facilities to June 4, 2019 (from June 4, 2018).

The Revolving Facilities contain standard commercial covenants for facilities of this nature and are guaranteed by Baytex and its subsidiaries. In the event that Baytex exceeds or breaches any of the covenants under the Revolving Facilities, its ability to pay dividends to its shareholders, borrow funds or increase the facilities may be restricted. Baytex is in compliance with all covenants at June 30, 2015.

The weighted average interest rate on the bank loan was 4.02% for the three months ended June 30, 2015 (three months ended June 30, 2014 - 3.73%) and 3.09% for the six months ended June 30, 2015 (six months ended June 30, 2014 - 3.92%).

8.LONG-TERM DEBT

	June 30, 2015	December 31, 2014
9.875% notes (US$7,900 – principal) due February 15, 2017	$—	$9,737
7.500% notes (US$6,400 – principal) due April 1, 2020	8,715	8,167
6.750% notes (US$150,000 – principal) due February 17, 2021	185,295	172,207
5.125% notes (US$400,000 – principal) due June 1, 2021	493,420	458,554
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	295,123	294,859
5.625% notes (US$400,000 – principal) due June 1, 2024	490,113	455,508
Total long-term debt	$1,472,666	$1,399,032

On February 27, 2015, the Company redeemed all of the outstanding 9.875% notes due February 15, 2017 for US$8.3 million plus accrued interest.

Each of the outstanding notes are redeemable in accordance with the redemption provisions contained in the respective indenture agreements. A financial derivative gain of $3.4 million and $5.3 million for the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 - $12.1 million gain) has been recorded. As at June 30, 2015, a $5.7 million asset has been included in financial derivatives (December 31, 2014 - $0.5 million asset) representing the aggregate fair value of the redemption features on all notes.

9.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2015	December 31, 2014
Balance, beginning of period	$286,032	$221,628
Liabilities incurred	2,042	18,516
Liabilities settled	(7,606)	(14,528)
Liabilities divested, net of acquisitions	(171)	(21,817)
Accretion	3,166	7,251
Change in estimate(1)	(1,382)	31,599
Changes in discount rates and inflation rates	—	42,763
Foreign currency translation	1,469	620
Balance, end of period	$283,550	$286,032

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

10.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2015, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	683	11,298
Transfer from contributed surplus on exercise of share rights	—	14,369
Transfer from contributed surplus on vesting and conversion of share awards	842	35,108
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	—	(78,468)
Issued pursuant to dividend reinvestment plan	2,757	99,271
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	369	15,392
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	1,262	25,463
Balance, June 30, 2015	206,193	$4,234,873

On April 2, 2015, Baytex issued 36,455,000 common shares for aggregate gross and net proceeds of approximately $632.5 million and $606.0 million, respectively. Issuance costs of $26.4 million ($19.3 million, after tax) were incurred and recorded as a reduction to shareholders' capital.

The Company declared monthly dividends of $0.10 per common share for the six months ended June 30, 2015. During the three and six months ended June 30, 2015, total dividends of $61.8 million ($37.9 million net of dividend reinvestment) and $112.4 million ($79.4 million net of dividend reinvestment), respectively, were declared. During the three and six months ended June 30, 2014, total dividends of $95.5 million ($75.4 million net of dividend reinvestment) and $178.7 million ($138.8 million net of dividend reinvestment), respectively, were declared.

11.	EQUITY-BASED PLANS
Share Award Incentive Plan

The Company recorded compensation expense related to the share awards of $8.2 million for the three months ended June 30, 2015 (three months ended June 30, 2014 - $8.2 million) and $16.2 million for the six months ended June 30, 2015 (six months ended June 30, 2014 - $16.1 million).

The estimated weighted average fair value for the share awards at the measurement date is $17.11 per award granted during the six months ended June 30, 2015 (six months ended June 30, 2014 - $40.36 per award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2013	723	580	1,303
Granted	533	483	1,016
Vested and converted to common shares	(320)	(258)	(578)
Forfeited	(189)	(190)	(379)
Balance, December 31, 2014	747	615	1,362
Granted	595	487	1,083
Vested and converted to common shares	(146)	(117)	(263)
Forfeited	(48)	(33)	(82)
Balance, June 30, 2015	1,148	952	2,100

Share Rights Plan

All outstanding share rights are fully expensed and exercisable. As at June 30, 2015, there were 22,500 share rights outstanding with a weighted average exercise price of $24.71 per share right.

12.	NET INCOME (LOSS) PER SHARE

	Three Months Ended June 30
	2015			2014
	Net loss	Common shares (000s)	Net loss per share	Net income	Common shares (000s)	Net income per share
Net income (loss) - basic	$(26,955)	205,896	$(0.13)	$36,799	135,620	$0.27
Dilutive effect of share awards	—	—	—	—	1,284	—
Dilutive effect of share rights	—	—	—	—	254	—
Net income (loss) - diluted	$(26,955)	205,896	$(0.13)	$36,799	137,158	$0.27

	Six Months Ended June 30
	2015			2014
	Net loss	Common shares (000s)	Net loss per share	Net income	Common shares (000s)	Net income per share
Net income (loss) - basic	$(202,871)	187,106	$(1.08)	$84,640	130,806	$0.65
Dilutive effect of share awards	—	—	—	—	1,266	—
Dilutive effect of share rights	—	—	—	—	260	—
Net income (loss) - diluted	$(202,871)	187,106	$(1.08)	$84,640	132,332	$0.64

The number of anti-dilutive share awards was 1.3 million for the three months ended June 30, 2015 (three months ended June 30, 2014 - nil) and 1.1 million for the six months ended June 30, 2015 (six months ended June 30, 2014 - nil).

13.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2015	2014
Net income (loss) before income taxes	$(240,484)	$124,720
Expected income taxes at the statutory rate of 26.23%(1) (2014 - 25.47%)	(63,079)	31,766
Increase (decrease) in income taxes resulting from:
Share-based compensation	4,258	4,097
Non-taxable portion of foreign exchange loss	10,877	—
Effect of change in income tax rates	10,984	—
Effect of rate adjustments for foreign jurisdictions	(23,296)	952
Effect of change in deferred tax benefit not recognized	22,620	—
Other	23	3,265
Income tax (recovery) expense	$(37,613)	$40,080
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas Franchise Tax rate (from 1.00% to 0.75%).

In 2014, the Canada Revenue Agency (“CRA”) advised Baytex that it was proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. Baytex has filed its 2014 income tax return and intends to file its future tax returns on the same basis as the 2011 through 2013 tax returns, cumulatively claiming $591 million of non-capital losses. The Company believes that it should be entitled to deduct the non-capital losses, that its tax filings to-date are correct, and has formally responded with a letter to the CRA indicating the same. At this time, the CRA has not issued a reply to Baytex’s letter. The Company expects to continue to defend the position as filed.

14.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Petroleum and natural gas revenues	$342,135	$474,901	$624,908	$859,323
Royalty expenses	(77,886)	(112,282)	(134,593)	(187,162)
Royalty income	668	1,088	1,278	2,475
Other income	2,629	415	4,861	415
Revenues, net of royalties	$267,546	$364,122	$496,454	$675,051

15.	FINANCING COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Bank loan and other	$3,345	$4,566	$8,763	$10,658
Long-term debt	21,879	11,252	44,253	16,008
Accretion on asset retirement obligations	1,548	1,779	3,166	3,520
Financing costs	$26,772	$17,597	$56,182	$30,186

16.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Unrealized foreign exchange (gain) loss	$(18,349)	$(21,379)	$82,967	$(14,923)
Realized foreign exchange loss	4,374	2,924	113	986
Foreign exchange (gain) loss	$(13,975)	$(18,455)	$83,080	$(13,937)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At June 30, 2015, the Company had in place the following currency derivative contracts relating to operations:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	July 2015 to December 2015	US$4.00 million	1.1075	(2)
Monthly average rate forward	July 2015 to December 2015	US$13.50 million	1.1011	(1)
Monthly range forward spot sale	July 2015 to December 2015	US$1.00 million	1.1000-1.1674	(1)(3)
Contingent monthly forward spot sale	July 2015 to December 2015	US$1.00 million	1.1674	(1)(4)

(1)	Based on the weighted average contract rates (CAD/USD).

(2)	Actual contract rate (CAD/USD).

(3)
Settlement at or below the lower end of the price collar results in settlement at the lower end of the price collar. Settlement above the lower end of the price collar results in settlement at the higher end of the price collar.

(4)	Settlement required if settlement price is above the strike price; contract entered into simultaneously with monthly average range forward contract or monthly range forward spot sale.
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
U.S. dollar denominated	US$118,821	US$329,716	US$1,196,120	US$1,295,391

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At June 30, 2015, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	July 2015 to December 2015	6,000 bbl/d	US$85.65	WTI
Fixed - Sell	July 2015 to June 2016	2,000 bbl/d	US$62.50	WTI
Bought US$90.00/80.00 put spread	July 2015	5,032 bbl/d	WTI plus US$10.00/bbl(2)	WTI
Bought US$90.00/80.00 put spread	August 2015	4,903 bbl/d	WTI plus US$10.00/bbl(2)	WTI
Fixed - Sell	October 2015 to March 2016	1,000 bbl/d	US$65.33	WTI
Fixed - Sell	January 2016 to December 2016	5,000 bbl/d	US$63.79	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	These premiums are in effect for WTI index averages of US$80.00 or less. As the WTI index climbs towards the upper put spread limit, the premium erodes to no value.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	July 2015 to December 2015	10,000 mmBtu/d	US$3.03	NYMEX
Fixed - Sell	July 2015 to December 2015	10,000 GJ/d	$2.85	AECO
Fixed - Sell	January 2016 to December 2016	5,000 mmBtu/d	US$3.25	NYMEX
Fixed - Sell	January 2016 to December 2016	5,000 GJ/d	$2.98	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Realized financial derivatives (gain) loss	$(40,072)	$13,797	$(141,906)	$19,544
Unrealized financial derivatives loss - commodity	45,158	47,402	135,191	34,577
Unrealized financial derivatives gain - redemption feature on long-term debt	(3,419)	(12,076)	(5,280)	(12,076)
Financial derivatives loss (gain)	$1,667	$49,123	$(11,995)	$42,045

Physical Delivery Contracts

At June 30, 2015, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

	Period	Term Volume
Raw bitumen	July 2015 to December 2015	2,000 bbl/d